UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one) __Form 10-K __Form 20-F __Form 11-K X Form 10-QSB __Form N-SAR

For Period Ended: July 31, 2003

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ____________.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________.

PART I - REGISTRANT INFORMATION

Ceatech USA, Inc.

Full Name of Registrant

Controlled Environment Aquaculture Technology, Inc.

Former Name if Applicable

1000 Bishop Street, Suite 303

Address of Principal Executive Office (Street and Number)

Honolulu, HI 96813

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the issuer seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

__(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; and

X (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

__(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Disclosures for the quarter ended July 31, 2003 have yet to be completed due to the need for additional information from third parties.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Edward T. Foley	(808) 550-4977
(Name)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the issuer was required to file such report(s) been filed? If answer is no, identify report(s). X Yes __No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? __Yes X No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Ceatech USA, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 15, 2003

By: /s/ EDWARD T. FOLEY

Edward T. Foley

Executive Vice President and Chief Financial Officer

(principal financial and accounting officer)